5/1/02

02036516

File No. 1-14748

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-18 of

the Securities Exchange Act of 1934

For the month of ______ may ______, 2002

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
(Translation of registrant's name into English)

5 DELEGATSKAYA STR., MOSCOW 103091, RUSSIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F__❄__Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____No__❄

Moscow, May 14, 2002: Rostelecom announces its FY 2001 IAS results.

The consolidated financial statements incorporate the results of OJSC "Rostelecom" ("Rostelecom") and its subsidiary OJSC "RTK-Leasing".

The Company reached Rbl 4.37* bn net income in 2001 compared to Rbl 1.6 bn loss in 2000.

- ***Domestic long-distance traffic volumes grew by 25%, international long-distance – by 15%;***
- ***Sales went up by 7.7% compared to 2000 and amounted to Rbl 24.47 bn;***
- ***EBITDA increased by 27%, reaching Rbl 9,3 bn;***
- ***Operating profit was at Rbl 2.26 bn – almost 33% up year-on year;***
- ***The Company reached Rbl 4.37 net income compared to Rbl 1.6 bn loss in 2000.***

Total sales were 7.7% up year-on-year, with revenues from subscribers in Moscow growing by 2%, revenues from local operators for long-distance traffic transit showing a 33% growth year-on-year, proceeds from international operators declining by 17% due to worldwide downward trend in international settlement rates, and other revenues growing by 8%.

An increase in the linear part of the Integral Settlement Rate (IST) used by Rostelecom for settlements with regional operators for domestic long-distance traffic transit represents an important event of the year – linear part of the IST was raised by 25% as of July 1, 2001 and by another 25% as of January 1, 2002.

Operating expenses went up by 5%, amounting to Rbl 21.5 bn. Administration costs decreased by 18%. Personnel expenses were 4% up year-on-year accompanied by staff reductions – from 37 000 at the beginning of the year to 32 000 by the year end – and simultaneous compensation growth.

* *Financial information presented in the text of this press release is in nominal rubles, i.e. not adjusted for inflation as required by the IAS 29 "Financial Reporting in Hyperinflationary Economies" in accordance with which financial statements prepared on a historic cost basis should be adjusted to take account of the effects of inflation.*

The amount of outstanding debt decreased from USD 368 mn to USD 255 mn as of the end of 2001. In addition the Company held a number of successful negotiations on restructuring its obligations to foreign and domestic creditors.

As a result, in March 2002, the Company fully repaid its debt to Telecom-Italia ahead of schedule. Same month an agreement was reached with Sberbank of Russia on rescheduling Rbl 200 mln (USD 6.5 mln) worth of obligations.

Currently the Company is finalizing negotiations on restructuring over USD 100 mln of its debt to the Ministry of Finance of the Russian Federation.

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

Consolidated Balance Sheet as of 31.12. 2001

Rbl mn	Adjusted for inflation		%	Non-adjusted for inflation		%
	31.12.2000	**31.12.2001**	*change YoY*	**31.12.2000***	**31.12.2001**	*change YoY*
ASSETS						
Non-current assets	62 245	55 719	*-10,5%*	52 386	55 719	*6,4%*
Current assets	10 796	12 885	*19,3%*	9 086	12 885	*41,8%*
Total assets	**73 041**	**68 604**	***-6,1%***	**61 472**	**68 604**	***11,6%***
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity	38 580	42 840	*11,0%*	32 469	42 840	*31,9%*
Minority interest	1 328	1 076	*-19,0%*	1 118	1 076	*-3,7%*
Current liabilities	14 493	13 689	*-5,5%*	12 197	13 689	*12,2%*
Current portion of interest bearing loans	*6 968*	*5 877*	*-15,7%*	*5 864*	*5 877*	*0,2%*
Non-current liabilities	18 640	10 999	*-41,0%*	15 688	10 999	*-29,9%*
Interest bearing loans	*5 369*	*899*	*-83,3%*	*4 519*	*899*	*-80,1%*
Total liabilities	**33 133**	**24 688**	***-25,5%***	**27 885**	**24 688**	***-11,5%***
Total shareholders' equity, minority interest and liabilities	**73 041**	**68 604**	***-6,1%***	**61 472**	**68 604**	***11,6%***

USD mn	Non-adjusted for inflation		
FX rate	28,16	30,14	%
	31.12.2000	**31.12.2001**	*change YoY*
ASSETS			
Non-current assets	1 860	1 849	*-0,6%*
Current assets	323	428	*32,5%*
Total assets	**2 183**	**2 276**	***4,3%***
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	1 153	1 421	*23,3%*
Minority interest	40	36	*-10,1%*
Current liabilities	433	454	*4,9%*
Current portion of interest bearing loans	208	195	*-6,4%*
Non-current liabilities	557	365	*-34,5%*
Interest bearing loans	160	30	*-81,4%*
Total liabilities	**990**	**819**	***-17,3%***
Total shareholders' equity, minority interest and liabilities	**2 183**	**2 276**	***4,3%***

* *" De-inflation" factor used to restate 2000 balance sheet figures was 1.1882*

Consolidated statements of operations for 2000 and 2001

Rbl mn	Adjusted for inflation		%	Non-adjusted for inflation		%
	2000	**2001**	*change YoY*	**2000***	**2001****	*change YoY*
Revenue	29 607	26 293	*-11,2%*	22 728	24 471	*7,7%*
Operating expenses	-26 698	-23 264	*-12,9%*	-20 494	-21 512	*5,0%*
EBITDA	9 534	9 958	*4,4%*	7 319	9 315	*27,3%*
Operating profit	2 909	3 029	*4,1%*	2 233	2 958	*32,5%*
Income before tax and minority interest	3 316	3 651	*10,1%*	2 545	3 540	*39,1%*
Net income	-2 137	4 543	*n/a*	-1 640	4 373	*n/a*
EBITDA Margin, %	*32%*	*38%*	*17,6%*	*32%*	*38%*	*18%*
EBIT Margin, %	*10%*	*12%*	*17,2%*	*10%*	*12%*	*23%*
Net Margin, %	*n/a*	*17%*	*n/a*	*-7%*	*18%*	*n/a*
ROE, %	*-6%*	*11%*		*-5%*	*12%*	

	2000	**2001**	
FX rate	28,13	29,22	*% change*
USD mn	Non-adjusted for inflation		*YoY*
Revenue	808	837	*3,7%*
Operating expenses	-729	-736	*1,1%*
EBITDA	260	319	*22,5%*
Operating profit	79	101	*27,5%*
Income before tax and minority interest	90	121	*33,9%*
Net income	-58	150	*n/a*
EBITDA Margin, %	*32%*	*38%*	
EBIT Margin, %	*10%*	*12%*	
Net Margin, %	*-7%*	*18%*	
ROE, %	*-5%*	*12%*	

* *"De-inflation" factor used to restate statement of operations figures was 1.30269, which includes 1.1882 factor for 2001 and 1.0964 – for 2000.*

** *"De-inflation" factor used to restate 2001 statement of operations figures* was *1.07 for both revenues and costs except for depreciation and proceeds from and payments to international operators where factor of 1.09 was used.*

For further details please contact

Dmitry Chukseyev
Head of PR Department
Tel.: 973 9973
Fax. 787 2850
e-mail: chukseev@hq.rt.ru

Anna Kareva
Head of IR
Tel.: 973 9920
Fax: 787 2850
e-mail: kareva@hq.rt.ru

OAO ROSTELECOM

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

FOR THE YEAR ENDED DECEMBER 31, 2001

INDEX

STATEMENT OF DIRECTORS' RESPONSIBILITIES

To the Shareholders of OAO Rostelecom

1. International convention requires that management prepare consolidated financial statements which present fairly, in all material respects, the state of affairs of the Group at the end of each financial period and of the results and cash flows for each period. Management are responsible for ensuring that all Group entities keep accounting records which disclose with reasonable accuracy the financial position of each entity and which enable them to ensure that the consolidated financial statements comply with International Financial Reporting Standards and that their statutory accounting reports comply with Russian laws and regulations. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

2. Management consider that, in preparing the consolidated financial statements set out on pages 5 to 37, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that appropriate International Financial Reporting Standards have been followed.

3. The consolidated financial statements, which are based on the statutory accounting reports adjusted to comply with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors:

S.I.Kuznetsov
General Director

OAO Rostelecom
1st Tverskaya-Yamskaya, 14,
Moscow
Russian Federation

Report of Independent Public Accountants

To the Shareholders of OAO Rostelecom:

We have audited the accompanying consolidated balance sheet of OAO Rostelecom, an open joint stock company, and its subsidiary (hereinafter referred to as the "Group"), as of 31 December 2001 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Group as of 31 December 2000 and for the two years then ended, were audited by other auditors whose report dated 18 May 2001, included one explanatory paragraph with respect to the restatement of the consolidated financial statements for the years ended 31 December 1999 and 1998 due to the recognition of expenses directly associated with the gain on extinguishing the debt recognized in 1999 and recognition of a deferred tax liability relating to the leasing arrangements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2001, and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board.

Moscow, Russia
26 April 2002

CONSOLIDATED BALANCE SHEETS

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

	Notes	2001	2000
ASSETS			
Property, plant and equipment	6	54,168	58,419
Investments in associates	8	1,076	2,631
Lease receivables		475	1,195
Non-current assets		**55,719**	**62,245**
Inventory		577	639
Accounts receivable	9	7,565	8,415
Available-for-sale investments	10	2,813	374
Cash and cash equivalents	11	1,930	1,368
Current assets		**12,885**	**10,796**
Total assets		**68,604**	**73,041**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	12	87	87
Retained earnings		42,753	38,493
Total shareholders' equity		**42,840**	**38,580**
Minority interest	13	**1,076**	**1,328**
Accounts payable and accrued expenses	14	5,049	6,055
Taxes payable		1,717	1,470
Current portion of interest bearing loans	15	5,877	6,968
Short-term borrowings	16	1,046	-
Current liabilities		**13,689**	**14,493**
Interest bearing loans – net of current portion	15	899	5,369
Non-current accounts payable		329	-
Deferred tax liability	17	9,771	13,271
Non-current liabilities		**10,999**	**18,640**
Total liabilities		**24,688**	**33,133**
Total shareholders' equity, minority interest and liabilities		**68,604**	**73,041**
Commitments and contingencies	26 and 27	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

	Notes	2001	2000	1999
Revenue				
Local operators		11,585	10,646	9,944
Subscribers		7,512	8,997	9,796
Foreign operators		5,952	8,565	12,005
Other		1,244	1,399	1,009
Total revenue	18	**26,293**	**29,607**	**32,754**
Operating expenses				
Wages, salaries, other benefits and payroll taxes		(3,126)	(3,657)	(2,898)
Depreciation		(6,929)	(6,625)	(5,744)
Charges by network operators - international		(6,461)	(7,944)	(10,217)
Charges by network operators - national		(1,902)	(1,975)	(2,083)
Administration and other costs		(2,866)	(4,249)	(3,493)
Taxes other than on income		(1,338)	(1,255)	(612)
Repairs and maintenance		(553)	(570)	(897)
Bad debt recovery/(expense)		392	(314)	(409)
Loss on sale of property, plant and equipment		(481)	(109)	(980)
Total operating expenses		**(23,264)**	**(26,698)**	**(27,333)**
Operating profit		**3,029**	**2,909**	**5,421**
(Loss)/gain from associates (excluding related tax)	8	**(30)**	**551**	**333**
Interest expense		(1,462)	(2,454)	(2,618)
Interest income		114	137	473
Other non-operating income	20	73	80	1,287
Foreign exchange gain/(loss), net		253	545	(3,934)
Monetary gain		1,674	1,548	3,578
Income before tax and minority interest		**3,651**	**3,316**	**4,540**
Current tax charge		(2,595)	(1,936)	(1,206)
Deferred tax benefit /(charge)	17	3,500	(2,297)	1,325
Share in income taxes of associates		(140)	(187)	(425)
Income tax benefit /(expense)	21	**765**	**(4,420)**	**(306)**
Income/(loss) after taxation		**4,416**	**(1,104)**	**4,234**
Minority interest	13	127	(1,033)	(295)
Net income /(loss)		**4,543**	**(2,137)**	**3,939**
		Rubles	**Rubles**	**Rubles**
Earnings /(loss) per share – basic and diluted	23	6.09	(3.34)	**5.05**

The accompanying notes are an integral part of these consolidated financial statements.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

	Notes	2001	2000	1999
Cash flows from operating activities				
Net income before taxation and minority interests		3,651	3,316	4,540
Adjustments to reconcile income to cash generated from operations:				
Depreciation	6	6,929	6,625	5,744
Bad debt recovery		(392)	-	-
Share in loss/(income) of associates	8	30	(551)	(333)
Loss on disposal of property, plant and equipment		481	109	980
Net interest and other non-operating income		1,275	2,237	858
Foreign exchange (gain)/loss		(253)	(550)	3,934
Gain on net monetary position		(1,674)	(1,548)	(3,578)
Changes in net working capital:				
(Increase)/decrease in accounts receivable		(167)	1,186	(2,997)
Decrease/(increase) in inventories		62	(295)	(17)
(Decrease)/increase in payables and accruals		(913)	297	1,894
Cash generated from operations		**9,029**	**10,826**	**11,025**
Interest paid		(1,194)	(2,731)	(2,775)
Interest received		114	137	473
Income tax paid		(2,474)	(1,296)	(403)
Net cash provided by operating activities		**5,475**	**6,936**	**8,320**
Cash flows from investing activities				
Purchase of property, plant and equipment		(1,027)	(3,032)	(4,505)
Proceeds from sale of property, plant and equipment		22	-	-
Purchase of available-for-sale investments		(1,422)	(1,268)	(1,240)
Proceeds from sale of available-for-sale investments		665	1,328	1,400
Increase in lease receivable		(197)	(903)	(278)
Purchase of investments		-	(284)	(228)
Dividends received from equity investments		85	-	-
Net cash used in investing activities		**(1,874)**	**(4,159)**	**(4,851)**
Cash flows from financing activities				
Proceeds from bonds issue	16	1,450	-	-
Redemption of bonds	16	(500)	-	-
Drawdown of interest bearing loans		2,987	3,342	4,310
Repayment of interest bearing loans		(6,331)	(6,659)	(7,988)
Dividends paid		(215)	(381)	(15)
Purchase of treasury stock		-	-	(2)
Cash paid for treasury stock to minority shareholders of subsidiary		(175)	-	-
Net cash used in financing activities		**(2,784)**	**(3,698)**	**(3,695)**
Effect of exchange rate changes on cash and cash equivalents		**31**	**8**	**(42)**
Net increase/(decrease) in cash and cash equivalents		**848**	**(913)**	**(268)**
Monetary effects on cash		**(286)**	**(137)**	**(285)**
Cash and cash equivalents at beginning of period		**1,368**	**2,418**	**2,971**
Cash and cash equivalents at the end of period		**1,930**	**1,368**	**2,418**

Non-monetary transactions:

	2001	2000	1999
Non-cash additions to property, plant and equipment	1,343	1,548	1,088

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

	Note	Share capital	Treasury shares	Retained earnings	Total
Balance as at January 1, 1999		87	(2)	37,055	37,140
Purchase of treasury shares	12	-	(2)	-	(2)
Disposal of treasury shares	12	-	2	(2)	-
Net income for the year		-	-	3,939	3,939
Balance at December 31, 1999		**87**	**(2)**	**40,992**	**41,077**
Treasury shares elimination	12	-	2	(2)	-
Dividends		-	-	(360)	(360)
Net loss for the year		-	-	(2,137)	(2,137)
Balance at December 31, 2000		**87**	**-**	**38,493**	**38,580**
Effect of treasury share purchase by a subsidiary		-	-	(50)	(50)
Dividends		-	-	(233)	(233)
Net income for the year		-	-	4,543	4,543
Balance at December 31, 2001		**87**	**-**	**42,753**	**42,840**

The accompanying notes are an integral part of these consolidated financial statements.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

1. REPORTING ENTITY

These consolidated financial statements are presented by OAO Rostelecom ("Rostelecom" or "the Company"), and its subsidiary (together "the Group"), which are incorporated in the Russian Federation ("Russia"). The principal activity of the Group is the provision of intercity and international telecommunications services to the Government, businesses and people of Russia. The Group operates the main intercity network and the international telecommunications gateways of the Russian Federation, carrying traffic that originates on other national and international operators' networks to other national and international operators for completion.

The Company's headquarters are located in Moscow at 1st Tverskaya-Yamskaya street, 14.

These consolidated financial statements incorporate the results of the Company and its subsidiary, as detailed in Note 7.

Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia number 1507-r, dated August 27, 1993. As of December 31, 2001 the Government of the Russian Federation controlled indirectly 50.67% of the voting share capital of the Company, by virtue of its 75% less one share direct holding in OAO Svyazinvest ("Svyazinvest"), the parent company of Rostelecom (see also Note 12).

In June 1999, the shareholders of Rostelecom and OAO Moscow International and Intercity Telecommunications ("MMT"), at their respective annual general meetings of shareholders, approved in principle the merger of MMT and Rostelecom. On July 16, 1999 the issue of 28,420,179 ordinary shares and 9,473,534 preferred shares in Rostelecom was approved for distribution to MMT shareholders for their shares in MMT. On January 1, 2000 the operations of the two companies were merged into one entity, however the final approval and registration of shares was completed as at October 11, 2000.

The "uniting of interests" method of accounting has been applied to the merger with MMT as Rostelecom and MMT were under the common control of Svyazinvest which held 50.67% of the voting shares in each of the companies. Under the uniting of interests method the financial statement items of the combined entities for the period in which the combination occurs are included in the consolidated financial statements as if they had been combined from the beginning of the first period presented.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board. For the consolidated financial statements for the periods starting on or after January 1, 2001, new International Accounting Standards, IAS 39, "Financial Instruments: Recognition and Measurement" and IAS 40 "Investment Property" came into effect. The Group changed its accounting policies to comply with the requirements of the new accounting standards. These changes did not have a material impact on the Group's consolidated financial statements.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

The Group maintains its accounting records and prepares its statutory accounting reports in accordance with Russian accounting legislation and instructions (RAL) in Russian Rubles. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards and interpretations prescribed by the International Accounting Standards Board.

The consolidated financial statements have been prepared using the historical cost convention, restated for the effects of inflation and modified by the initial valuation of property, plant and equipment as further disclosed in Note 5 to these financial statements. The functional currency of the Group and the reporting currency for these financial statements is the Russian Ruble (Rbl).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to the realizability and depreciable lives of property, plant and equipment, allowance for doubtful accounts, and deferred taxation. Actual results could differ from these estimates.

3. OPERATING ENVIRONMENT OF THE COMPANY

General

Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. The Group will continue to be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group's assets, and the ability of the Group to maintain or pay its debts as they mature. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group's financial statements in the period when they become known and can be reasonably estimated.

Currency exchange and control

Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble's value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000 and 2001, the Ruble's value fluctuated between 26.9 and 30.3 to 1 US Dollar. As of April 26, 2002, the exchange rate was 31.18 Rubles to 1 US Dollar.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

The following table summarizes the exchange rate of the Ruble to 1 US Dollar for the years ended December 31, 2001, 2000 and 1999.

At December 31 --	Exchange rate
2001	30.14
2000	28.16
1999	27.00

The Group's principal foreign currency exchange rate risks is the exposure to currency exchange losses and the ability to repay its foreign currency denominated obligations.

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Rubles.

Inflation

The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

For the years ended December 31 --	Annual inflation
2001	18.8%
2000	20.2%
1999	36.5%

The Group's principal inflation rate risk relates to the Group's ability to recover the investments in non-monetary assets, specifically Property, Plant and Equipment, as well as to raise tariffs for services in line with the growth of operating expenses caused by inflation. In the event high levels of inflation continue, the Group could have financial difficulties accompanied by deterioration in its results of operations and liquidity position.

Taxation

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), turnover based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.
In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

4. ACCOUNTING FOR THE EFFECTS OF INFLATION

IAS 29 "Financial Reporting in Hyperinflationary Economies", requires that financial statements prepared on a historic cost basis be adjusted to take account of the effects of inflation, for entities reporting in hyperinflationary economies. These consolidated financial statements have been restated in terms of the measuring unit current at the latest presented balance sheet date and the net gains or losses arising on the net monetary position of assets and liabilities during the periods presented have been included in the statement of operations and disclosed separately. The Group has utilized the general price index issued by Goskomstat in the application of IAS 29. The application of IAS 29 to specific categories of transactions and balances within the consolidated financial statements is set out as follows:

Corresponding figures

Corresponding figures for the previous reporting periods have been restated by applying to the amounts included in the previous years' financial statements the change in the general price index. Comparative financial information is therefore presented in terms of the measuring unit current as of December 31, 2001, being the latest date for which financial statements are presented.

Monetary assets and liabilities

Cash and cash equivalents, available-for-sale investments, receivables, payables, interest bearing loans, current taxation and dividends have not been restated as they are monetary assets and liabilities and are stated in Rubles current at the balance sheet date.

Gains or losses on the net monetary position of assets and liabilities which arise as a result of inflation, are computed by applying the change in the general price index to the monetary assets and monetary liabilities during the period.

Non-monetary assets and liabilities

Non monetary assets and liabilities are restated from their historic cost or valuation by applying the change in the general price index from the date of recognition to the balance sheet date.

Consolidated statement of operations

Items included in the consolidated statement of operations are restated by applying the change in the general price index from the dates when the items were initially recorded to the balance sheet date.

5. PRINCIPAL ACCOUNTING POLICIES

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

Principles of consolidation

The Group comprises the Company, its principal subsidiary and associates. Transactions, balances, and unrealized gains between the Company and its subsidiary are eliminated, and accounting policies of the subsidiary are adjusted to conform to those of the Group. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50 percent of the voting share capital of the entity, or other means.

Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20 per cent and 50 per cent of the voting share capital or by exerting significant influence through other means. The Group's share of the net income or losses of associates is included in the consolidated statement of operations, and the Group's share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates and unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

Investments in companies where the Group has neither control nor significant influence (usually less than 20 per cent) are accounted for at cost. An assessment of such investments is performed when there is an indication that the asset has been impaired.

Property, plant and equipment

For the purpose of determining the opening balance sheet on the first application of IFRS at 1 January 1994, the Company performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

- Buildings and site services - current replacement cost;
- Cable and transmission devices - current replacement cost;
- Telephone exchanges - modern equivalent asset;
- Assets in course of construction - indexed historic cost.

Cost or valuation of the network comprises all expenditure up to and including the cabling and wiring to the local telephone operator's intercity exchange, and includes contractors' charges and payments on account, materials, direct labor, and interest costs on specific project financing up to the date of commissioning of the relevant assets.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

Subsequent expenditures are capitalized if it can be clearly demonstrated that they extend the life of the asset or significantly increase its revenue generating capacity beyond its originally assessed standard of performance. Expenditure for continuing repairs and maintenance are charged to the statement of operations as incurred. Social assets are expensed on acquisition.

Items of property, plant and equipment that are retired or otherwise disposed of are eliminated from the balance sheet along with the corresponding accumulated depreciation. Any gain or loss resulting from such retirement or disposal is included in the determination of net income.

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

	Years
Buildings and site services	10 - 50
Cable and transmission devices:	
• Channels	10 - 40
• Cable	30 - 40
• Radio and fixed link transmission equipment	15 -20
• Telephone exchanges	15
Other	5 - 10

The useful lives and depreciation methods are reviewed periodically to ensure that the methods and the periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

At each balance sheet date an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of operations. Any subsequent increase in the recoverable amount of the assets would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

The recoverable amount is determined as the higher of the assets' net selling price and value in use. The value in use of the assets is estimated based on forecast future cash inflows and outflows to be derived from continuing use of the assets and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

Construction in progress represents properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until the constructed or installed asset is ready for its intended use.

Inventory

Inventory principally consists of fuel and spare parts for the network. Inventory is stated at the lower of cost incurred in bringing each item to its present location and net realizable value, after provision for excess, damaged and obsolete items. Cost is calculated on a first in first out basis. Items used in the construction of new plant and equipment are capitalized as part of the related asset. Inventory used in the maintenance of equipment is charged to operating costs as utilized and included in repair and maintenance and other costs in the accompanying consolidated statements of operations.

Accounts receivable

Receivables are stated in the balance sheet at the fair value of the consideration given and are carried at amortized cost, after provision for impairment. Bad debts are written off in the period in which they are identified.

Available-for-sale investments

The Group adopted IAS 39, *Financial Instruments: Recognition and Measurement* on January 1, 2001. Accordingly, investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

The Group had no securities classified as trading securities or held-to-maturity at December 31, 2001 and 2000. Available-for-sale investments are stated at market value determined on an individual investment basis. Unrealized gains and losses are included in the determination of net income. Income from available-for-sale investments is included in other non-operating income in the consolidated statement of operations. Interest income from investments is accrued during the period in which it is earned.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments with original maturities of three months or less, with insignificant risks of diminution in value.

Deferred income taxes

Deferred income taxes are determined utilizing the balance sheet liability method. This method gives consideration to the future tax consequences associated with the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Under this method deferred taxes are required to be recognized for all temporary differences with certain specific exceptions. Temporary timing differences primarily arise on the recognition of property, plant and equipment, receivables and payables in different accounting periods to those permitted under the Russian accounting regulations.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset will be realized or the liability settled, based on laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized when it is probable that taxable profits will be available against which the deductible temporary differences can be utilized.

Revenue and operating costs recognition

Revenue and operating costs for all services supplied and received are recognized at the time the services are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be reliably measured.

The Company charges regional telephone operators and other service providers in Russia either an agreed proportion of the amounts they collect from subscribers or an agreed accounting rate based on traffic minutes. For outgoing telephone traffic originating in Moscow, individuals are charged directly by the Company.

The Company charges amounts to foreign network operators for incoming calls and other traffic that originate outside Russia.

The Group is charged by foreign operators for completing international calls.

These revenues and costs are shown gross in these financial statements, and exclude value added tax. Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists.

Employee benefits

The Company makes certain payments to employees on retirement, or when they otherwise leave the employment of the Company. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. For such plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of operations so as to spread the regular cost over the average service lives of employees. Actuarial gains and losses are recognized in the statement of operations immediately.

Where such post-employment employee benefits fall due more than 12 months after the balance sheet date, they are discounted using a discount rate determined by reference to market yields on Government bonds at the balance sheet date.

The Company also participates in a defined contribution plan under which the Company has committed to contribute up to a maximum of 2% of salary for each employee choosing to participate in the plan.

Contributions made by the Company on defined contribution plans are charged to expense when incurred.

The Group contributed 145 (2000: 158, 1999: 86) to these plans during the year.

Contributions are additionally made to the Government's social and medical insurance, retirement benefit plans at the statutory rates in force during the year. The costs of these benefits are charged to the statement of operations as incurred.

Advertising costs

Advertising costs are charged to the statement of operations as incurred.

Borrowing costs

Borrowing costs are expensed as incurred unless relating to loans which fund capital projects. To the extent borrowing costs are directly attributable to qualifying assets they are capitalized with the relevant asset from the date the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred until the related qualifying asset is substantially ready for its intended use and are subsequently charged to the statement of operations in the period over which the asset is depreciated.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

Foreign currency

Transactions denominated in foreign currencies are translated into Rubles at the exchange rate as of the transaction date. Foreign currency monetary assets and liabilities are translated into Rubles at the exchange rate as of the balance sheet date.

Exchange differences arising on the settlement of monetary items, or on reporting the Group's monetary items at rates different from those at which they were initially recorded in the period, or reported in previous financial statements, are recorded as foreign currency translation gains or losses in the period in which they arise.

As at December 31, 2001 and 2000 the rates of exchange used for translating foreign currency balances were:

	2001	2000
US Dollars	30.14	28.16
German Marks	13.54	13.37
Japanese Yen	0.2287	0.2455
SDR	37.86	36.67
EURO	26.49	26.14

Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, available-for-sale investments, receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Company and the Group do not enter into hedging transactions.

Dividends

Dividends are recognized when the shareholder's right to receive payment is established. Dividends stated to be in respect of the period covered by the financial statements and that are proposed or declared after the balance sheet date but before approval of the financial statements are not recognized as a liability at the balance sheet date in accordance with IAS 10 (revised 1999), *Events After the Balance Sheet Date*. The amount of dividends proposed or declared after the balance sheet date but before the financial statements were authorized for issue is disclosed in Note 12.

Minority interests

Minority interests include their proportion of the fair values of identifiable assets and liabilities recognized upon acquisition of a subsidiary. The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered. If a subsidiary or an associate has outstanding cumulative preferred shares which are held outside the group, the Company computes its share of profit or losses after adjusting for the preferred dividends, whether or not the dividends have been declared.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

6. PROPERTY, PLANT AND EQUIPMENT

The net book value of property, plant and equipment as of December 31, 2001 and 2000 was as follows:

	Buildings and Site services	Cable and trans-mission devices	Other	Construction in progress	Total
Cost or Valuation					
At January 1, 2001	23,096	111,528	19,699	1,757	156,080
Additions	-	-	17	3,165	3,182
Disposals	(2,020)	(1,819)	(810)	(59)	(4,708)
Transfers	31	1,052	435	(1,518)	-
At December 31, 2001	21,107	110,761	19,341	3,345	154,554
Accumulated Depreciation					
At January 1, 2001	14,823	73,147	9,691	-	97,661
Depreciation expense	466	4,363	2,100	-	6,929
Disposals	(1,749)	(1,670)	(785)	-	(4,204)
At December 31, 2001	13,540	75,840	11,006	-	100,386
Net book value at December 31, 2001	7,567	34,921	8,335	3,345	54,168

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

	Buildings and Site services	Cable and trans-mission devices	Other	Construction in progress	Total
Cost or Valuation					
At January 1, 2000	22,655	110,509	18,058	3,016	154,238
Additions	32	33	93	4,422	4,580
Disposals	(378)	(1,908)	(452)	-	(2,738)
Transfers	787	2,894	2,000	(5,681)	-
At December 31, 2000	23,096	111,528	19,699	1,757	156,080
Accumulated Depreciation					
At January 1, 2000	14,819	70,007	8,309	-	93,135
Depreciation expense	316	4,553	1,756	-	6,625
Disposals	(312)	(1,413)	(374)	-	(2,099)
At December 31, 2000	14,823	73,147	9,691	-	97,661
Net book value at December 31, 2000	8,273	38,381	10,008	1,757	58,419

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

Payments for rent of satellite channels in the amount of 1,527 and 1,690 are included in the carrying value of cable and transmission devices as of December 31, 2001 and 2000, respectively.

Capitalized interest amounting to 80 and 274 for 2001 and 2000, respectively, is included in property, plant and equipment additions.

Property, plant and equipment with a carrying value of 13,114 has been pledged in relation to loan agreements entered into by the Group (refer to Note 15).

Impairment

IAS 36 requires an impairment loss to be recognized immediately in the statement of operations whenever the carrying amount of an asset exceeds its recoverable amount.

During the years ended December 31, 2001 and 2000 there have been no changes in the circumstances that led the Group to recognize a provision for impairment of the carrying value of the property, plant and equipment in 1998. The Group has reassessed the recoverable amount as required by IAS 36, and has concluded that no additional impairment charge is required to be recognized, and no write-back of the previously recognized impairment charge is justified.

7. SUBSIDIARIES

The Company had one subsidiary as at December 31, 2001, OAO RTC-Leasing ("RTC-Leasing"), a company registered in the Russian Federation, in which the Company holds a 27% interest. Due to the financial position of RTC-Leasing at that time, the dilution of the Company's interest in the subsidiary in 1999 resulted in no direct gain or loss to the Group. The principal activity of RTC-Leasing is the leasing of equipment to telecommunications companies in Russia.

The principal counterparty as lessee to finance leases entered into by RTC-Leasing is Rostelecom. Finance lease transactions between RTC-Leasing and Rostelecom have been eliminated in consolidation.

Despite the reduction in direct holding in RTC-Leasing during 1999, in the opinion of the directors of both Rostelecom and RTC-Leasing, the Company continues to exercise control of the management, policies, and day to day operations of RTC-Leasing since it has the ability to control the composition of the board of directors of RTC-Leasing. Thus the Company continues to consolidate the results and financial position of RTC-Leasing.

During 2001, RTC-Leasing purchased 10% of its ordinary shares from shareholders other than Rostelecom and recorded them as a treasury stock as of 31 December 2001 which has been eliminated in consolidation. In 2001 RTC-Leasing issued 10,000 preferred shares with a nominal value of 10 Rubles which comprise 4.76% of its capital and sold them at nominal value to individuals which are related parties to the Group. Preferred shares carry dividends amounting to the higher of 10% of the net income after taxation as disclosed in the Russian statutory accounts of RTC-Leasing and the dividends paid on ordinary shares. No dividends in respect to 2001 were approved or declared by RTC-Leasing.

The Group records a minority interest in consolidation which reflects the net shareholders funds of RTC-Leasing attributable to the shareholders other than the Company.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

In September 2001 the shareholders of RTC-Leasing approved an increase of the share capital of RTC-Leasing by 3,964,714 common shares with a nominal value of 10 Rubles each. As of 31 December 2001, these shares were not issued. However, RTC-Leasing plans to issue and sell them during the first half of 2002 at the nominal price. The Company plans to purchase an allocation of the additional shares in order to maintain its interest in RTC-Leasing at 27 per cent.

8. INVESTMENTS IN ASSOCIATES

Movements in investments in associates during the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Beginning of year	2,631	1,983
Additions in year, net of dividends received	3	284
Share of result before tax	(30)	551
Share of tax (Note 21)	(140)	(187)
Reclassification of investments in EDN Sovintel and OAO Giprosvyaz (Note10)	(1,388)	-
End of year	**1,076**	**2,631**

Investments in associates as of December 31, 2001 and 2000 were as follows:

		Voting share capital %	2001 Carrying amount	2000 Carrying amount
EDN Sovintel (Note 10)	Telecommunications services	50	-	1,041
Westelcom	Telecommunications services	50	537	588
Telmos	International telecommunications	20	173	170
Moscow Cellular Communications ("MCC")	Mobile telecommunications	23.5	93	435
Other	Various	Various	273	397
Total investment in associates			**1,076**	**2,631**

EDN Sovintel and Westelcom are treated as associates because, while capable of exercising significant influence, the Company does not have the right to govern the financial and operating policies or the economic activities of these companies.

Subsequently to December 31, 2001, the Company entered into an agreement to sell its share in EDN Sovintel and this investment has been classified as current asset as of December 31, 2001 (refer to Note 30).

The carrying amount of investments in associates in these financial statements is equal to the Group's share of underlying equity in the net assets of investee companies, which are all incorporated in Russia and have a December 31 balance sheet date.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

9. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2001 and 2000 comprised the following:

	2001	2000
Trade accounts receivable	7,312	7,424
Less: allowance for doubtful accounts	(1,585)	(1,912)
Trade accounts receivable, net	5,727	5,512
Prepayments	489	683
Prepaid taxes	439	-
Other accounts receivable	910	2,220
	7,565	**8,415**

Trade accounts receivable, net of allowances for doubtful accounts, include amounts totaling 1,378 (2000: 2,437) due from foreign telecommunications operators which are denominated in foreign currencies, principally represented by Special Drawing Rights ("SDR") and US dollars, and amounts totaling 2,384 (2000: 3,150) due from local telephone operators. As of December 31, 2001 and 2000 the carrying value of trade accounts receivable is equal to their fair value.

10. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments which are carried at fair market value (except for EDN Sovintel which is accounted under the equity method) as of December 31, 2001 and 2000 comprised the following:

	2001	2000
EDN Sovintel (refer to Notes 8, 30)	1,297	-
OAO Giprosvyaz (refer to Note 30)	91	-
Liquid bills of exchange	1,144	152
VEB Bonds (US$ denominated)	149	222
Other	132	-
	2,813	**374**

Vnesheconombank (VEB) Bonds are bearer securities, which carry the guarantee of the Ministry of Finance of the Russian Federation, and are commonly referred to as "MinFin bonds". The bonds carry an annual coupon interest rate of 3%. VEB bonds are stated at market value based on quotations obtained from the over the counter market.

The Group invests temporarily available funds in bills of exchange issued by various Russian companies maturing in 2002 or with no fixed maturity, which the Group plans to sell during one year. Notes bear interest in the range from 0% to 23% and denominated in Rubles. The Group uses bills of exchange as a financial instrument primarily for the purpose of receiving financial income.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

11. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2001 and 2000 included cash on hand and in bank accounts as follows:

	2001	2000
Cash in hand	2	1
Cash at bank – Rubles	781	538
Cash at bank – Foreign currencies	359	779
Short term deposits – Rubles	536	50
Foreign currencies	241	-
Other cash	11	-
	1,930	**1,368**

Cash at bank in foreign currencies includes amounts of 227 (2000: 340), held in escrow accounts on behalf of providers of loan finance to the Company.

12. SHAREHOLDERS' EQUITY

Share capital

The authorized share capital of the Company as of December 31, 2001 is 1,634,026,541 ordinary shares of Rbl 0.0025 par value and 242,832,000 non-redeemable preferred shares of Rbl 0.0025 par value. The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further shareholder approval. As of December 31, 2001 the issued and outstanding share capital were as follows:

	Number of Shares	Nominal Value	Indexed Value
Ordinary Shares, Rbl 0.0025 par value	728,696,320	1.821	65
Preferred Shares, Rbl 0.0025 par value	242,831,469	0.608	22
Total	**971,527,789**	**2.429**	**87**

There were no share transactions during 2001.

The share capital of the Company on its incorporation has been indexed, to account for the effects of inflation from that date. The share capital in the Russian statutory accounts at December 31, 2001 and 2000 amounted to 2,428,819 Rubles.

Ordinary shares carry voting rights with no guarantee of dividends.

Distributions

Preferred shares have priority over ordinary shares in the event of liquidation but carry no voting rights except on resolutions regarding liquidation or reorganization of the Company, changes to dividend levels of preferred shares, or the issuance of additional preferred stock. Such resolutions require two-thirds approval of preferred shareholders. The preferred shares have no rights of redemption or conversion.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

Preferred shares carry guaranteed dividends amounting to the higher of 10% of the net income after taxation of the Company as disclosed in the Russian statutory accounts and the dividends paid on ordinary shares. Owners of preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay part only) dividends on preferred shares has been taken.

In June 1999, at its Annual General Meeting (AGM), the shareholders of Rostelecom voted no dividends for either the ordinary or preferred shareholders. Consequently, the preferred shareholders of Rostelecom were entitled to participate in general meetings of shareholders with full voting rights. This right of the preferred shareholders to participate in general meeting with voting rights terminated when due dividend in respect of the year ended December 31, 1999 was declared and paid.

Treasury Shares

In accordance with the Company's Charter, Rostelecom is permitted to repurchase, on the open market, ordinary and preferred shares as long as 90% of the nominal value of its issued Charter Capital remains in circulation. Repurchased shares must either be sold or eliminated within one year of being purchased.

During the year ended December 31, 1999, the Company purchased 36,659 ordinary shares at a cost of 1.57 and sold 7,600 ordinary shares for a consideration of 0.1.

As at December 31, 1999, the Company held 36,659, of its own ordinary shares and 79,300 of its preferred shares. Following a resolution at the AGM these shares were cancelled and the share capital reduced. There were no other transactions in treasury shares in the years ended December 31, 2001 and 2000.

Dividends payable to holders of preferred and ordinary shares in respect of the years ending December 31, 2000 and 1999 were as follows:

	2000	1999
Proposed dividend – preferred shares	108	224
Proposed dividend – ordinary shares	125	136
	233	**360**
	Rbl	**Rbl**
Proposed dividend per preferred share	0.45	0.96
Proposed dividend per ordinary share	0.17	0.19

In April 2002, the Board of directors of the Company proposed the dividends in respect of 2001 which are subject to approval at the Annual General Meeting of shareholders. Common shares dividends amounted to 0.21 Ruble per share (156) and dividends on the preferred shares amounted to 0.92 Ruble per share (223). These financial statements do not reflect the dividend payable in respect of 2001, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2002.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

The statutory accounting 2001 reports of the Company are the basis of profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current year statutory net profit. For 2001, the statutory profit after taxation for the Company as reported in the published annual statutory reporting forms was 2,233. However, this legislation and other statutory law and regulations dealing with the distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

13. MINORITY INTEREST

	2001	2000
At beginning of year	1,328	295
Share of net (loss)/profit of a subsidiary	(127)	1,033
Minority interest effect of treasury share purchase by a subsidiary	(125)	-
At the end of year	**1,076**	**1,328**

14. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of December 31, 2001 and 2000:

	2001	2000
Trade accounts payable	2,922	4,384
Accrued expenses	1,850	1,376
Compensation related accruals	207	293
Notes payable	50	-
Dividends payable	20	2
	5,049	**6,055**

Trade accounts payable include amounts totaling to 1,908 which are denominated in foreign currencies, principally represented by Special Drawing Rights and United States dollars (2000: 1,521).

On completion of repayment of the principal, in respect of certain loans, the Company is obligated to pay a fixed share of revenue arising from the related telecommunication facilities. The costs of these obligations amounting to 359 and 472 are included into interest expense in the statement of operations for the years ended December 31, 2001 and 2000, respectively. The obligations expire in 2008.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

15. INTEREST BEARING LOANS

During late 1998 and subsequently, certain of the Group's interest bearing loans were re-negotiated and the scheduled repayment periods were prolonged. The maturities of the interest bearing loans and the terms of revised agreements as of December 31, 2001 and 2000 are disclosed below.

The interest bearing loans as of December 31, 2001 and 2000 were as follows:

	2001	2000
Maturity		
Current portion of interest bearing loans	5,877	6,968
Between one to two years	643	3,016
Between two to three years	256	1,175
Between three to four years	-	562
Between four to five years	-	267
Greater than five years	-	349
Non-current portion of interest bearing loans	899	5,369
Total interest bearing loans	**6,776**	**12,337**

As of December 31, 2001 and 2000 interest bearing loans, which are mostly denominated in foreign currency are summarized as follows:

	Note	2001	2000
US Dollars (US$)	(a)	1,896	3,074
German Marks (DM)	(b)	99	1,641
Japanese Yen (JPY)	(c)	2,748	4,123
EURO	(d)	881	-
Foreign currency denominated loans		5,624	8,838
Russian Ruble denominated loans	(e)	1,152	3,499
Total interest bearing loans		**6,776**	**12,337**

a) This includes the following amounts:

Rostelecom:

- US$ 10.2 million, (309), on a credit agreement between Rostelecom and Telecom Italia entered into in May 1994. It is secured on future revenues of specified international traffic and required the periodic deposit into an escrow account of sufficient foreign currency to satisfy the repayment condition. The loan is repayable in 14 semi-annual installments, paid in June and December with the final payment due not later than December 2002. Interest is payable at the London Inter Bank Offered Rate ("LIBOR") plus 3%.
- US$ 1.3 million, (38), on a credit agreement between Rostelecom and Vneshtorgbank entered into in July 1995. It is secured on the related equipment and on future revenues of specified international traffic which must be deposited in a designated account, and is repayable in 20 equal quarterly installments of US$ 0.1 million, and in 20 equal quarterly installments of US$ 0.8 million, commencing not later than March 1997 with the final payment due not later than June 2002. Interest is payable at LIBOR plus 3.16%.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

- US$ 24.2 million, (730), on a credit agreement between Rostelecom and Sumitomo Corporation entered into in March 1997. The loan is unsecured and is repayable in quarterly installments. Interest is payable at LIBOR plus 3.2%.
- US$ 17.7 million, (532), on a credit agreement entered into in February 2000 between Rostelecom and Merrill Lynch. The loan, which is unsecured, is repayable in quarterly installments of 1/16 of loan amount commencing in August 2000 with the final payment due not later than May 2004. Interest is payable at LIBOR plus 6%.

Subsidiary:

- US$ 2.9 million, (87), on a credit agreement between RTC-Leasing and ING Bank (Eurasia) entered into in January 2001. The loan is secured by the equipment leased to the Company and is guaranteed by Rostelecom. Final payment due not later than October 2003. Interest is payable at 12% annual.
- US$ 3.3 million, (99), on a credit agreement between RTC-Leasing and ING Bank (Eurasia) entered into in May 2001. Rostelecom guarantees the loan. Final payment due not later than March 2003. Interest is payable at 12% annual.
- US$ 3.4 million, (101), on a credit agreement between RTC-Leasing and Vneshtorgbank entered into in July 2001. The loan is guaranteed by OAO MGTS. Final payment due not later than August 2004. Interest is payable at LIBOR plus 8% annual.

b) This includes the following amounts:

Rostelecom:

- DM 5.4 million, (73.7), on a credit agreement between Rostelecom and Vnesheconombank entered into in June 1995. It is secured by the equipment and is repayable in semi-annual installments of DM 0.9 million each with a final payment due not later than August 2004.
- DM 1.9 million, (25.3), on a credit agreement between Rostelecom and Vnesheconombank entered into in March 1996. It is secured by the equipment and is repayable in semi-annual installments of DM 0.6 million each with a final payment due not later than February 2003.

c) This includes the following amounts:

Rostelecom:

- JPY 11,837 million, (2,707), on a credit agreement between Rostelecom and Vnesheconombank entered into in 1994. It is secured by the equipment and is repayable by JPY 1,953 million from 1994 to 1996, and approximately JPY 4,500 million every year from 1997 to 2001, with a final payment due not later than October 2001. The Government decree provides for the possibility of periodic restructuring of Government's debts administered by Vnesheconombank. In 2001 the Group entered in negotiations with respect to this credit agreement and is currently negotiating a loan repayment restructuring over a 10 year period at an interest rate of 3% per annum. As of December 31, 2001 the Group is in default on payments of principal and interest. Consequently, several other loans totaling 1,760 which contain cross default provisions are technically defaulted and are included in the current portion of interest bearing loans in the accompanying balance sheet.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

Subsidiary:

- JPY 150 million, (35), on a credit agreement between RTC-Leasing and ING Bank (Eurasia) entered into in August 2001. The loan is guaranteed by Rostelecom and is repayable in quarterly installments. Final payment due not later than July 2004. Interest is payable at LIBOR plus 5%.
- JPY 25 million, (6), on a credit agreement between RTC-Leasing and ING Bank (Eurasia) entered into in August 2001. The loan is guaranteed by Rostelecom and is repayable in semi-annual installments. Final payment due not later than July 2002. Interest is payable at LIBOR plus 3.5%.

d) This includes the following amounts:

Rostelecom:

- EURO 33 million, (881), on a credit agreement between Rostelecom and Siemens entered into in September 1993. Credit line is revolving; it is secured on the all rights due to agreement between Rostelecom and Deutsche Telekom AG, and is repayable in quarterly installments in 90% of total amount of Rostelecom bank account in Ost-West Handelsbank. Interest is payable at EURIBOR plus 2%.

e) This includes the following amounts:

Rostelecom:

- 200 on a credit agreement between Rostelecom and Sberbank entered into in April 1999. It is repayable in quarterly installments on principal and monthly installments on interest with the final payment on April 2002. Interest is payable at 20%.

Subsidiary:

- 352 on a credit agreement between RTC-Leasing and Sberbank entered into in August 1999. The loan is secured by the equipment leased to the Company and is guaranteed by Rostelecom. Final payment due not later than January 2003. Interest is payable at 22% annual.
- 499 on a credit agreement between RTC-Leasing and Sberbank entered into in April 2000. The loan is secured by the equipment leased to the Company and is guaranteed by Rostelecom. Final payment due not later than February 2003. Interest is payable at 22% annual.
- 101 on a credit agreement between RTC-Leasing and Sberbank entered into in October 2001. The loan is secured by equipment supplied on this loan agreement. Final payment due not later than April 2002. Interest is payable at 17% per annum.

As of December 31, 2001 and 2000, the weighted average interest rates of loans were 9.4% and 11.9%, respectively. Under IAS 39 loans should be reflected in the financial statement at amortized cost, i.e. the amount at which they were measured at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount. The carrying amount of debts approximates their amortized cost.

The Group does not utilize financial instruments to hedge against its exposure to fluctuations in interest and foreign exchange rates.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

16. SHORT-TERM BORROWINGS

During 2001, RTC-Leasing placed two issues of short-term bonds payable. The first issue of 500,000 bonds with par value of 1,000 Rubles each was placed and redeemed during 2001.

The second issue of 1,000,000 bonds with par value of 1,000 Rubles each was sold at par in October 2001. Interest was fixed at 23% per annum. The bonds mature on October 25, 2002. As of 31 December 2001, these bonds together with the accrued interest amounted to 1,046 and were included in short-term borrowings in the accompanying consolidated balance sheet.

17. DEFERRED TAXES

The components of net deferred tax assets and liabilities at December 31, 2001 and 2000, and the movement during 2001, were as follows:

	December 31, 2000	Movement during the year	December 31, 2001
Tax effects of future tax deductible items (temporary differences):			
Accounts payable	1,755	(980)	775
Gross deferred tax asset	**1,755**	**(980)**	**775**
Tax effects of future tax liability items (temporary differences):			
Property, plant and equipment, net	9,721	(2,232)	7,489
Accounts receivable	705	73	778
Investment valuation difference	184	193	377
Leasing arrangements	4,235	(2,545)	1,690
Other	181	31	212
Gross deferred tax liability	**15,026**	**(4,480)**	**10,546**
Net deferred tax liability	**13,271**	**(3,500)**	**9,771**

Differences between IFRS and statutory taxation and reporting regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. The tax effect of these temporary differences is recorded at the rate of 24%, which will become effective in the 2002 tax year.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

18. REVENUE

Revenue comprised the following for the years ending December 31, 2001, 2000 and 1999:

	2001	2000	1999
Revenue from local operators			
Telephone – international	4,659	3,549	3,316
Telephone – national	4,357	4,059	4,118
Other income from local operators	2,569	3,038	2,510
	11,585	**10,646**	**9,944**
Revenue from subscribers			
Telephone – international	4,301	5,488	6,465
Telephone – national	3,211	3,509	3,331
	7,512	**8,997**	**9,796**
Revenue from foreign operators			
Telephone	5,227	7,060	9,932
Telex, telegraph and other	496	721	993
Leased lines	229	784	1,080
	5,952	**8,565**	**12,005**
Other revenue	**1,244**	**1,399**	**1,009**
Total Revenue	**26,293**	**29,607**	**32,754**

19. SEGMENT INFORMATION

Rostelecom operates in one industry segment being the provision of intercity and international telecommunications services in the Russian Federation. The Group is organized on the basis of branches that mirror administrative regions within Russia. The Group evaluates performance and makes investment and strategic decisions based upon a review of profitability for the Group as a whole. Reliable information on assets or profit and loss by product type is not available to the Group's management for evaluation or resource allocation decisions, and is therefore not presented. The performance measurement systems employed by the Group to review overall profitability are based on the results of the Group determined using Russian Statutory Accounting books and records. Russian Statutory Accounting differs in many significant respects from IFRS and US GAAP.

An analysis of revenue by service type is disclosed in Note 18. A geographical analysis of revenue by the country or region of the operator originating traffic for the years ending December 31, 2001, 2000 and 1999 was:

	Russia	CIS	US	Western Europe	Eastern Europe	Other	Total
2001	20,341	3,259	326	1,258	364	745	26,293
2000	21,042	2,840	694	1,939	852	2,240	29,607
1999	20,749	4,626	1,056	2,668	1,130	2,525	32,754

The Group had no individual customers, other than the Government of the Russian Federation and its affiliates (see Note 25), that accounted for greater than 10% of its revenue during the years ended December 31, 2001, 2000 and 1999.

Substantially all of the Group assets are located within the territory of the Russian Federation.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

20. OTHER NON-OPERATING INCOME

Other non-operating income consisted of the following for the years ending December 31, 2001, 2000 and 1999:

	2001	2000	1999
Unrealized gain on available-for-sale investments	42	80	122
Other non-operating gain	31	-	-
Results of restructuring the Group's external obligations	-	-	1,165
	73	**80**	**1,287**

21. INCOME TAX EXPENSE

The components of income tax expense for the years ending December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Current income taxes	2,595	1,936	1,206
Deferred tax (benefit)/charge (Note 17)	(3,500)	2,297	(1,325)
Share of tax of associates (Note 8)	140	187	425
Income tax (benefit)/expense	**(765)**	**4,420**	**306**

The reconciliations of the theoretical amount that would arise using the Russian statutory rates (35% for 2001, 30% for 2000 and 1999) to the total actual income tax were as follows for the years ending December 31, 2001, 2000 and 1999:

	2001	2000	1999
Income tax expense at statutory rate	1,278	995	1,362
Non-temporary elements of monetary loss	2,837	2,632	3,601
Effect of change in tax rate on deferred tax balance	(4,343)	1,896	(1,728)
Tax losses utilized in the year not previously recognized as deferred tax assets	-	(176)	(574)
Capital allowances	-	-	(29)
Other non-deductible expenses	1,565	912	729
Unrecognized current year tax losses	-	-	189
Inflation effect on deferred tax balance at beginning of year	(2,102)	(1,839)	(3,244)
Income tax (benefit)/expense	**(765)**	**4,420**	**306**

Other non-deductible expenses comprise various costs that are non-deductible for Russian profits tax purposes, including certain interest related to the acquisition of fixed assets, certain employee costs, promotional expenditures, travel expenditures in excess of certain statutory allowances and losses on operations with certain bills of exchange.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

22. EMPLOYEES

The average numbers of employees during the year was 35,410 (2000: 36,595). The Group has agreed with the Central Committee of the Telecommunications Trade Union of Russia to make payments to employees with fifteen or more years service, on retirement, amounting to no less than 2 months' salary as at the date of retirement. Further, the Company, at its discretion, makes payments to employees with less than 15 years service, on retirement, or who otherwise leave the employment of the Group. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. An accrual of 130, representing the net present value of the future benefits the Group expects to pay, has been included in compensation related accruals as of December 31, 2001.

23. EARNINGS PER SHARE

The calculation of basic and diluted earnings per ordinary share is based on net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preferred shares) of 4,435 (2000 – (2,360), 1999 – 3,465) divided by the weighted average number of ordinary shares outstanding during the year of 728,696,320, (2000 – 706,584,862 and 1999 – 700,278,110). There are no potentially dilutive securities, therefore, diluted earnings per share equal basic earnings per share.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price.

For monetary assets, the carrying amounts approximate their fair value and balance sheet items denominated in foreign currencies have been translated at appropriate period end exchange rates.

The carrying amounts of cash and other financial assets approximate their respective fair values due to their short-term nature and negligible credit losses.

25. RELATED PARTY TRANSACTIONS

(a) The Government and OAO Svyazinvest as shareholder

As indicated in Note 1, the immediate parent company of the Group is Svyazinvest which holds 50.67% of the voting capital of the Company, and its representatives comprise a majority of the Board of Directors. The Government of the Russian Federation in turn holds 75% of the voting capital of Svyazinvest and therefore is the ultimate owner of the Group. It is a matter of Government policy to retain a controlling stake in sectors of the economy, such as telecommunications, that it views as strategic.

In the past, a number of Government statements have indicated that it is considering restructuring the telecommunications sector controlled by Svyazinvest. No action has so far been taken.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

(b) Interest of the Government in the telecommunications sector in the Russian Federation and the protection of that interest

Effective telecommunications and data transmission are of great importance to Russia for various reasons including economic, social, strategic and national security considerations. The Government therefore has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and consequently, the Group. The Government, acting through the Ministry of Communications and Information and the Anti Monopoly Committee, has the general authority to regulate domestic tariffs, and does regulate tariffs to a limited extent. The Ministry of Communications has control over the licensing of providers of telecommunications services.

The Government may by law require the Group to provide services to the Government in connection with national security and the detection of crime.

Several members of the Company's Board of Directors hold positions in Federal bodies.

(c) Transactions with the Svyazinvest Group

The Svyazinvest Group uses the Group's network to carry traffic between its regional and other operators and to and from these regional operators to and from international operators.

The Group uses the regional networks of the Svyazinvest Group to complete calls and other traffic including that originating from its direct subscribers in the city of Moscow.

The amounts of revenue and costs relating to the transactions with the Svyazinvest Group were as follows:

	2001	2000	1999
Revenues	6,990	6,707	6,447
Expenses related to services provided by other network operators	125	101	91

In addition, Svyazinvest participates in the dividends declared in the year, commensurate with its shareholding.

The amounts of receivables due from the Svyazinvest Group were as follows:

	2001	2000
Accounts receivable, net	848	1,018

There are no payables due to the Svyazinvest Group.

(d) Transactions with the Government

Other state bodies ('Budget Organizations'), such as the Ministry of Defense and entities affiliated to the Government, primarily state controlled TV and radio companies, use the Group's network to carry communications traffic and to broadcast across the country. In some cases, the service is in the nature of leased lines for which the Group charges below market rates.

The revenues arising from these services were as follows:

	2001	2000	1999
Revenues	496	425	254

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

The amounts of receivables due from such organizations were as follows:

	2001	2000
Accounts receivable, net	697	652

There are no payables due to such organizations.

The Government also uses the Group's expertise in acquiring communications equipment for various budget organizations. No charge is levied for these services.

(e) Transactions with Investees

The Group also transacts a wide variety of business with entities and companies in which it has investments, including associates over which it exerts significant interest. Such business includes telecommunications services, banking and the provision of pension arrangement to employees. In the opinion of the Directors, such business is conducted at arms' length terms and at rates prevailing in the open market.

A summary of these transactions is as follows:

	2001	2000	1999
Leasing income	33	24	-
Payments to other operators	380	166	214
Staff costs (pension payments)	145	158	86

Management and consultancy services are provided to certain of these companies free of charge.

Amounts included in the consolidated balance sheets relating to the operations with these entities were as follows:

	2001	2000
Cash at bank	-	159
Accounts payable	84	427
Lease receivables	42	38
Accounts receivable	502	336
Investments – loans	-	272
Property, plant and equipment rented out	659	694

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

(f) Directors' remuneration

During the year the following were the members of the Board of Directors of the Company:

Until July 3, 2001	Until December 31, 2001
Yashin V.N.	Yashin V.N.
Belov V.Y.	Belov V.Y.
Yemelianov N.P.	Yemelianov N.P.
Lopatin A.V.	Lopatin A.V.
Vasin V.S.	Vasin V.S.
Polischuk V.A.	Polischuk V.A.
Finger G.M.	Finger G.M.
Korolev N.M.	Korolev N.M.
Kreinin R.B.	Avdiyants S.P.
Panchenko S.N.	Panchenko S.N.
Osipchuk A.I.	Osipchuk A.I.

In 2001 the total remuneration of the directors amounted to 4 (2000: 6).

26. CAPITAL COMMITMENTS

The Group's capital expenditure program approved by the Board of Directors for the year ending December 31, 2002 projects capital expenditures of 4,220.

27. CONTINGENCIES

a) Legal proceedings

The Group is subject to a number of proceedings arising in the course of the normal conduct of its business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

b) Taxation environment

Russian tax legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group's entities may not coincide with that of management. As a result, tax authorities may challenge transactions and the Group's entities may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax and customs authorities with respect to tax liabilities for three years. However, management believes that adequate provision has been made for all material taxation liabilities.

c) Licenses

Substantially all of Rostelecom's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2003 to 2007. The Company has no reason to believe that the licenses will not be renewed or that any license will be suspended or terminated. However, suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Group.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

It is also a matter of public record that the Government intends to promote competition within the telecommunications industry, which may include the granting of additional long distance and international licenses to other operators. At present, it is not possible to determine the effects, if any, of changes in these matters on the results of operations or financial position of the Group.

In August 1996, the Company was granted three cellular licenses for operation in Novosibirsk, Khabarovsk and Amurskaya areas. The licenses gave the Company the right to provide wireless services on the GSM 900 standard for 10 years from the date of license registration (until October 2006). The Company was obliged to make the license fee payment in total amount of $16.5 million for three licenses. No payments were made as of December 31, 2001.

The obligation would arise upon receiving a notice from the Federal Committee of GSM 900 operators. The Company has not yet received any invoices for payment. Management is confident that negotiations concerning the eventual fees due will result in significant reduction of the liability. As such, no accruals for cellular licenses have been included in the accompanying financial statements. Management believes that until such uncertainty is resolved, such non-accrual and non-payment will not have significant effect on the Company's operations.

d) Restructuring

There have been a number of announcements by the Government and the Svyazinvest Group with respect to the planned restructuring of the national telecommunications sector. In its "Program of Development of the Telecommunications Industry", presented to the Federal Government in December 2000, the Ministry of Communications has indicated that it will not contemplate a change to the Group's status as monopoly supplier of long distance and international communications until 2005-2006 at the earliest.

e) Insurance matters

The Company maintains insufficient level of insurance on its existing asset base and as a result is subject to uninsured exposures which may be significant in the event of loss or destruction of principal operating assets. In addition, Russian insurance providers do not offer business interruption insurance.

28. CREDIT RISKS MANAGEMENT

A portion of the Group's accounts receivable is from State and other public organizations. Collection of these receivables is influenced by political and economic factors. Management believes there are no significant unprovided losses relating to these or other receivables at December 31, 2001.

Financial instruments that could expose the Group to concentrations of credit risk are mainly trade and other receivables. The credit risk associated with these assets is limited due to the Group's large customer base and ongoing procedures to monitor the credit worthiness of customers and other debtors.

The Group makes cash deposits with several Russian banks. Management monitors the status of banks where deposits are maintained.

(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2001)

29. INTEREST RATE RISKS MANAGEMENT

Trade and other receivables and payables are non-interest bearing financial assets and liabilities. Interest rates payable on the Group's loans and other borrowings are disclosed in Notes 15 and 16.

30. SUBSEQUENT EVENTS

In March 2002, the Company entered into the agreement to sell its 50% share in EDN Sovintel (refer also to Notes 8 and 10) to unrelated parties. Expected proceeds will amount to (i) Ruble equivalent of USD 10 million (301 at the exchange rate at 31 December 2001), (ii) notes payable in 90 days after transfer of shares of Ruble equivalent of USD 46 million (1,386 at the exchange rate at 31 December 2001) and (iii) 15% of shares of Golden Telecom, Inc., a US corporation. As of 31 December 2001 market price of 15% shares of Golden Telecom amounted to approximately USD 48 million (1,447 at the exchange rate at 31 December 2001). The Company expects that the sale will be finalized in the first half of 2002.

Subsequent to the balance sheet date the Company entered into the agreement to sell its 22% share in OAO Giprosvyaz (refer to Note 10) to Svyazinvest Group. Expected proceeds will be 90.5 million Rubles.

Moscow, April 30, 2002: Standard & Poor's today raised its long-term credit rating on OJSC "Rostelecom" ("Rostelecom") with stable outlook.

As mentioned in S&P's press release, the rating reflects Rostelecom's dominant position in the Russian international and domestic long-distance telecommunications market (ILD and DLD respectively), continued growth in demand for telecom services, the successful debt rescheduling and improved financial profile.

In 2001 – 2002 Rostelecom has undertaken a number of steps aimed at restructuring the Company's obligations to foreign and domestic creditors.

Particularly, in 2001 Rostelecom restructured its obligations to RTK-Leasing on leasing payments in the amount of USD 120 mln. In March 2002, the Company fully repaid its debt to Telecom-Italia ahead of schedule. Same month an agreement was reached with Sberbank of Russia on rescheduling Rbl 200 mln (USD 6.5 mln) worth of obligations.

Currently the Company is finalizing negotiations on restructuring over USD 100 mln of its debt to the Ministry of Finance of the Russian Federation.

As reported previously, in 2000 Rostelecom restructured USD 100 mln Merrill Lynch loan.

As a result of the above-mentioned efforts Rostelecom plans to reduce the outstanding amount of principal debt to USD 152 million by the end of 2002 versus USD 224.5 mln at the beginning of the year.

On the revenue side, a twofold increase in the linear part of the Integral Settlement Rate (IST) used by Rostelecom for settlements with regional operators for DLD traffic transit was an important achievement of 2001. It reduced the extent of cross-subsidies in the sector, while Rostelecom's revenues from regional operators for DLD traffic transit as a result of only the first increase showed a 43% growth in annual terms.

«Two notches rating upgrade is a positive news, reflecting the management's efforts to improve the Company's financial standing and reduce its debt load. Rating B- puts us in a leading position among Russian fixed-line telecom operators. We hope that further improvement of Rostelecom's financial performance as well as expected revenue growth resulting from an aggressive marketing strategy will lead to a positive change in the outlook and further credit rating upgrade», Vladimir Androsik, Finance Director of Rostelecom, said.

For further details please contact

Dmitry Chukseyev
Head of PR Department
Tel.: 973 9973
Fax. 787 2850
e-mail: chukseev@hq.rt.ru

Anna Kareva
Head of IR
Tel.: 973 9920
Fax: 787 2850
e-mail: kareva@hq.rt.ru

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY LONG DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM

Date: May 15, 2002

By
V.I.Androsik
Deputy General Director